51 Madison Avenue

New York, New York 10010

April 5, 2024

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on January 23, 2024, regarding the Registrant’s filing on December 18, 2023, of Post-Effective Amendment No. 113 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 119 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay Securitized Income ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please supplementally confirm to the Staff that there is no ability of the Advisor to recoup waived expenses.

Response: The Registrant confirms that the Expense Waiver/Reimbursement Agreement does not provide for the Advisor to recoup fees waived or reimbursed.

Comment 2: It appears that the Fund can invest significantly in non-agency collateralized mortgage obligations (“CMOs”) and collateralized loan obligations (“CLOs”). Given the liquidity profile of these investments, explain how the Fund determined that its principal investment strategy is appropriate for an open-end fund. Responses should include information concerning relevant factors referenced in Rule 22e-4 relief (see Adopting Release, Investment Company Liquidity Risk Management Programs, Release No. IC-32315 (2016) at pp. 154-155). The Registrant can also include general market data on these types of investments. Please also include credit quality information about the non-agency CMOs and CLOs the Fund will invest in.

Response: Consistent with the requirements of Rule 22e-4 under the 1940 Act and the Registrant’s liquidity risk management program, the Advisor, together with the Subadvisor, has reviewed and assessed the Fund’s potential liquidity risk and determined that the strategy is appropriate for an open-end fund. The factors the Advisor and Subadvisor considered as part of this review include, but are not limited to: (i) the attributes of the investments expected to be held by the Fund, including the market size, trading volume, and liquidity of such investments; (ii) the Fund’s expected position sizes in individual issuers; (iii) any use of borrowing for investment purposes; and (iv) the expected composition of creation and redemption baskets.

Comment 3: Consider whether the section entitled “Principal Risks” should include a separate risk factor for CLOs.

Response: The Registrant notes that CLOs are a type of asset-backed security and the Fund’s “Asset-Backed Securities Risk” disclosure discusses CLOs and the risks attributable to CLOs, as well as other asset-backed securities. As a result, the Registrant believes including a separate risk factor for CLOs is not necessary and would be duplicative of existing disclosure.

Comment 4: If the Fund invests in junior and/or equity tranches of CLOs and CMOs as a principal investment strategy, please disclose that in the section entitled “Principal Investment Strategies” and disclose corresponding principal risks.

Response: The Registrant notes that the Fund does not anticipate investing in equity tranches of CLOs or CMOs. The Fund may invest in junior tranches of CLOs and CMOs consistent with its disclosed investment policies and strategies.

Comment 5: The Staff notes the disclosure states, “The Fund may also invest in other fixed-income instruments, which include bonds, debt instruments and other similar instruments…” Please identify any “other similar instruments” that are part of the Fund’s principal investment strategies and disclose any corresponding principal risks of those investments.

Response: The Registrant has revised the above-referenced disclosure as follows:

The Fund may also invest in other fixed-income instruments, which include bonds, debt instruments, and money market and short-term securities issued by various U.S. and non-U.S. public or private sector entities.

Comment 6: Please briefly disclose what “inverse floating rate debt securities” are.

Response: The Registrant notes that the following disclosure has been added in the section entitled “Investment Strategies and Risks—Floating and Variable Rate Securities” in the Statement of Additional Information:

The Fund may invest in leveraged inverse floating rate debt instruments ("inverse floaters"). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values. Accordingly, the duration of an inverse floater may exceed its stated final maturity. Certain inverse floaters may be classified as illiquid investments.

Comment 7: Please briefly disclose what “mortgage dollar rolls” and “TBA securities transactions” are and disclose any corresponding risks of mortgage dollar rolls and TBA securities transactions in the section entitled “Principal Risks.”

Response: The Registrant notes that the following disclosures have been added in the section entitled “Summary Information—Principal Risks” of the Prospectus:

Mortgage Dollar Roll Transaction Risk

A mortgage dollar roll is a transaction in which the Fund sells mortgage-related securities from its portfolio to a counterparty from whom it simultaneously agrees to buy a similar security on a delayed delivery basis. Mortgage dollar roll transactions are subject to certain risks, including the risk that securities returned to the Fund at the end of the roll, while substantially similar, may be inferior to what was initially sold to the counterparty.

TBA Securities Risk

In a TBA securities transaction, the Fund commits to purchase certain securities for a fixed price at a future date. The principal risks of a TBA securities transaction are that the counterparty may not deliver the security as promised and/or that the value of the TBA security may decline prior to when the Fund receives the security.

Comment 8: Please confirm that the estimate of interest and dividend expense to be incurred on the Fund’s short positions is reflected in the Fee Table.

Response: The Registrant confirms that any estimated interest and dividend expense expected to be incurred on the Fund’s short positions is reflected in the Fee Table.

Comment 9: Please add quotation marks around “duration to worst” to clarify that it is a term of art. Please also disclose the duration that the Fund seeks to maintain.

Response: As noted below in response to Comment 11, the Registrant has removed the reference to “duration to worst.”

Comment 10: Please disclose the Bloomberg U.S. Securitized Index (the “Index”) duration as of a recent date.

Response: The Registrant respectfully declines to add the requested disclosure. The Registrant does not believe that including the duration of the Index as of a specific date in the Prospectus would be useful for investors given the availability of recent information about the duration of the Index or Fund through other sources.

Comment 11: The Staff notes the disclosure states, “Duration to worst is the duration of a bond computed using the bond’s nearest call date or maturity, whichever comes first. This measure ignores future cash flow fluctuations due to embedded optionality.” Please revise these sentences in plain English including what “embedded optionality” means. Consider adding a comparison of what duration to worst measures versus what duration measures.

Response: The Registrant has revised the disclosure about the Fund’s duration as follows:

The Fund will generally seek to maintain a weighted average duration within 1.5 years (plus or minus) of the duration of the Bloomberg U.S. Securitized Index. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Comment 12: The Staff notes the disclosure states, “The Fund may invest up to 20% of its total assets in securities rated below investment grade…” Please disclose any credit quality policy with respect to the 80% bucket of the Fund’s principal investments.

Response: The Fund has not adopted additional policies with respect to its investments within the investment grade category.

Comment 13: Please revise to clarify what “shape of the Treasury yield curve” means.

Response: The Registrant has revised the above-referenced disclosure as follows:

Investment selection is based on a rigorous analysis in order to gauge the security’s potential for total return, as well as its sensitivities to changes in interest rates, volatility, the shape of the Treasury yield curve (i.e., differences in yield between securities of different maturities), and prepayment variations.

Comment 14: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 15: Consider creating a separate risk factor for mortgage-related securities, rather than including in the “Asset-Backed Securities Risk.”

Response: The Registrant believes that mortgage-related securities have a number of risks and attributes in common with other types of asset-backed securities and the Registrant’s existing disclosure includes clear and detailed disclosures about the risks of mortgage-related securities. As a result, the Registrant respectfully declines to make this change.

Comment 16: The Staff notes the “Money Market/Short-Term Securities Risk.” Please add money market/short-term securities to the section entitled “Principal Investment Strategies” if these are a principal investment of the Fund.

Response: The Registrant has revised the disclosure in the section entitled “Principal Investment Strategies” to include the following disclosure:

The Fund may also invest in other fixed-income instruments, which include bonds, debt instruments, and money market and short-term securities issued by various U.S. and non-U.S. public or private sector entities.

Comment 17: Please briefly describe what option contracts are in the “Option Contracts Risk.”

Response: The Registrant believes the current Option Contracts Risk disclosure contains the information needed by an investor to understand the risks associated with options contracts. However, the Registrant has added the following disclosure in the section entitled “Investment Strategies and Risks—Futures Contracts and Options on Futures Contracts” in the Statement of Additional Information:

Options. An option is a contract in which the "holder" (the buyer) pays a certain amount (the "premium") to the "writer" (the seller) to obtain the right, but not the obligation, to buy from the writer (in a "call") or sell to the writer (in a "put") a specific asset at an agreed upon price (the "strike price" or "exercise price") at or before a certain time (the "expiration date"). The holder pays the premium at inception and has no further financial obligation. The holder of an option will benefit from favorable movements in the price of the underlying asset but is not exposed to corresponding losses due to adverse movements in the value of the underlying asset. The writer of an option will receive fees or premiums but is exposed to losses due to changes in the value of the underlying asset. A Fund may purchase (buy) or write (sell) put and call options on assets, such as securities, currencies and indices of debt and equity securities and enter into closing transactions with respect to such options to terminate an existing position.

Comment 18: The Staff notes the disclosure of “Portfolio Turnover Risk.” Please disclose frequent trading in the section entitled “Principal Investment Strategies” given that this is a principal risk.

Response: The Registrant notes that frequent trading and portfolio turnover is not a strategy of the Fund. Instead, portfolio turnover occurs as a result of the implementation of the Fund’s strategies. Accordingly, the Registrant respectfully declines to add disclosure about frequent trading to the Fund’s Principal Investment Strategies.

Comment 19: Please briefly describe what swap agreements are in the “Swap Agreements Risk.”

Response: The Registrant notes that the following disclosure has bee added to Swap Agreements Risk:

Swap agreements are two-party contracts entered into for a set period of time in which the parties agree to exchange payments based on some underlying reference or asset (such as interest rates).

Comment 20: The Staff notes the “Variable and Floating Rate Instruments Risk” is duplicated disclosure from the “Valuation Risk” above. Please revise.

Response: The Registrant has revised “Variable and Floating Rate Instruments Risk” to include the correct disclosure.

Comment 21: Please explain to the Staff whether the Predecessor Account meets the definition of a “fund” as defined in Rule 6-11(a)(2) of Regulation S-X. If the Predecessor Account meets the definition of a “fund,” please explain how the Rule 6-11 of Regulation S-X requirements will be met, including the supplemental financial information requirements. In your response, indicate the fiscal year end of the Predecessor Account and what fiscal year ends and interim periods will be included. If the Predecessor Account does not meet the definition of a “fund,” please discuss with the Staff what Predecessor Account financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and present the fair value of investments according to FASB ASC 820.

Response: The Predecessor Account is an account of New York Life Insurance and Annuity Corporation (NYLIAC) that is managed by the Subadvisor. PricewaterhouseCoopers LLP (“PwC”) will audit the financial statement of the Predecessor Account, which comprises the Schedule of Investments and related notes as of February 29, 2024 (the “Financial Statement”), and will issue a written report. The Registrant will include the Financial Statement and PwC’s report in the Fund’s SAI.

Comment 22: Please note the following comments related to the section entitled “Performance Information”:

(1) Supplementally, disclose the background of the Predecessor Account, including information about why the account was created.

Response: The Predecessor Account was created to manage assets for NYLIAC. NYLIAC is an insurance company and holds investments on behalf of itself and its insurance policy holders.

(2) Disclose that the Advisor to the Fund was the Advisor for the Predecessor Account for the entire performance period shown.

Response: The Registrant has added the following disclosure in the section entitled “Summary Information—Performance Information” to note that the Predecessor Account was managed by the Fund’s Subadvisor:

MacKay Shields LLC, the Fund’s Subadvisor, managed the Predecessor Account.

(3) Supplementally disclose to the Staff whether the Advisor managed other accounts that were materially equivalent to the Fund. If yes, were these other accounts converted to registered funds, and if not, why not (i.e., supplementally explain why the Predecessor Account was chosen to be registered and whether any other materially equivalent account had lower performance compared to the Predecessor Account).

Response: The Registrant confirms that neither the Advisor nor Subadvisor managed other accounts materially equivalent to the Fund.

(4) Disclose that the Predecessor Account transferred all or substantially all of its assets to the Fund.

Response: The Registrant confirms that the Predecessor Account will transfer all or substantially all of its assets to the Fund as part of the Reorganization.

(5) Supplementally disclose to the Staff whether the Advisor believes that the Predecessor Account could have complied with Subchapter M of Internal Revenue Code of 1986 (the “Code”). Supplementally confirm to the Staff that the calculation method for the performance shown is the standardized SEC method.

Response: The Registrant confirms that the Predecessor Account could have complied with Subchapter M of the Code and that the calculation method for the performance shown is the standardized SEC method.

(6) Supplementally describe to the Staff whether the Predecessor Account made any investment strategy changes to the Predecessor Account within a one-year period prior to the date this 485(a) was filed and whether such changes were made in anticipation of the conversion to a registered fund. Also, tell the Staff about any variation in the level of assets (e.g., via redemptions, asset transfers to another person or fund/infusions) of the Predecessor Account within a one-year period prior to the date this Registration Statement was filed pursuant to Rule 485(a). If any investors in the Predecessor Account redeemed out of the Predecessor Account within one-year of the date this this Registration Statement was filed pursuant to Rule 485(a), tell the Staff whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Account.

Response: The Registrant confirms that the Predecessor Account has not made any investments strategy changes since December 18, 2022, and that there have not been any asset transfers to or redemptions from the Predecessor Account since that date.

(7) Supplementally confirm to the Staff that the Fund has records necessary to support the calculation of this performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant confirms that the Subadvisor, as the manager of the Predecessor Account and subadvisor to the Fund, has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

(8) Did the Predecessor Account rely on Sections 3(c)(1), 3(c)(3), 3(c)(7) or 3(c)(11) under the 1940 Act? If yes, tell the Staff which section and why reliance on such section was legally permitted.

Response: The Predecessor Account is not an investment company as defined in Section 3(a)(1) of the 1940 Act.

(9) Supplementally confirm to the Staff that the performance shown is adjusted for the Fund’s gross expenses before any fee waivers or expense reimbursements.

Response: The Registrant confirms that the performance of the Predecessor Account has been adjusted to reflect the Fund’s net expenses, including the Fund’s expense limitation agreement. As disclosed in the Fund’s Prospectus, the Fund’s expense limitation agreement will remain in effect permanently unless terminated by the Board of Trustees of the Fund.

(10) Clearly disclose that the Predecessor Account’s performance is not the Fund’s performance.

Response: The Registrant believes that the disclosure included in the section entitled “Summary Information—Performance Information” clearly identifies that the Predecessor Account’s performance is not the Fund’s performance.

(11) Supplementally disclose to the Staff what the Benchmark Index will be.

Response: The Registrant confirms that the Fund’s “appropriate broad-based securities market index” will be the Bloomberg U.S. Aggregate Bond Index.

Comment 23: The Staff notes the last two paragraphs of the section entitled “General Description of the Trust and the Fund” in the Statement of Additional Information (the “SAI”) relating to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”). Please disclose these last two paragraphs in an appropriate location in the Prospectus. In the penultimate paragraph, please disclose that the provision relating to derivative actions does not apply to claims arising under the federal securities laws. In the last paragraph, please disclose that the provision relating to the exclusive forum of the Court of Chancery of the State of Delaware does not apply to claims arising under federal securities laws.

Response: With respect to the Staff’s request regarding Prospectus disclosure about the exclusive forum provision in the Declaration of Trust, the Registrant believes the current placement in the SAI is appropriate. The Registrant is unaware of any line-item requirement of Form N-1A that would require disclosure of this information anywhere in either the Prospectus or the SAI. The placement of this additional disclosure is consistent with General Instruction C.3.(b) to Form N-1A, which states that a fund “may include…information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The Registrant believes the information as currently drafted and located is not incomplete, inaccurate or misleading. Additionally, the Registrant does not believe that the “nature, quantity, or manner of presentation” of such disclosure obscures or impedes understanding of the information that is required to be included in the SAI. Therefore, in the absence of information indicating the contrary, the Registrant believes its placement is most appropriate for the Registration Statement.

The Registrant has also considered the Staff’s requests regarding the inclusion in the Prospectus of a summary of the Declaration of Trust’s derivative action provision and that this provision, along with the exclusive forum provision does not apply to claims arising under federal securities laws. The Registrant respectfully declines to revise its disclosure in accordance with the Staff’s comment. Absent any binding legal authority that support’s the Staff’s position, it is not clear that such position is a correct statement of law in this instance.

The Registrant further notes that Section 10.08 of the Declaration of Trust states that, “If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.” The Registrant believes that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 7.1.2, to the extent that they are not consistent with that provision.

Additionally, the Registrant believes that the current disclosure, as set forth in the section entitled “General Description of the Trust and the Fund” in the Fund’s SAI sufficiently summarizes these provisions and that the Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Prospectus. Therefore, the Trust respectfully declines to revise the disclosure at this time.

Comment 24: Please disclose specifics of the Fund’s diversification policy in the SAI, which is also a fundamental policy.

Response: The Registrant discloses that the Fund is diversified “for purposes of the 1940 Act.” Consistent with the instructions to Form N-1A to avoid “technical or legal terminology, and complex language,” the Registrant does not believe it would be helpful for investors or consistent with the Form to recite in the Statement of Additional Information the 1940 Act definition of a diversified investment company.

Comment 25: The Staff notes the disclosure in the SAI states, “Creation Units are the specified number of Fund Shares that the Trust will issue to (or redeem from) an Authorized Participant in exchange for the deposit (or delivery) of a basket of securities, assets or other positions.” Please consider disclosing the amount of Fund shares that make up a Creation Unit.

Response: The Registrant notes that Authorized Participants are party to an authorized participant agreement with the Trust’s principal underwriter that specifies in detail the process and requirements for placing purchase and redemption orders of Creation Units, including the number of shares in a Creation Unit. As a result, the Registrant does not believe it is necessary to disclose the number of shares that make up a Creation Unit in the Statement of Additional Information.

Comment 26: The Staff notes the section entitled “Transaction Fees for Creation Unit Purchases and Redemptions” in the SAI. Please disclose that the redemption transaction fee will not exceed 2% of the Fund’s assets. Please disclose the amount of the variable transaction fee and fixed transaction fee for purchases and redemptions.

Response: The Registrant notes that it has added disclosure to the Fund’s SAI that the redemption transaction fee will not exceed 2% of the Fund’s assets. The variable transaction fee and fixed transaction fee for purchases and redemptions are incurred only by authorized participants of the Fund and are set forth in the Authorized Participant Agreement with each authorized participant. As a result, the Registrant does not believe it is necessary to also include such fees in the Fund’s SAI.

* * * * * * * *

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jack Benintende, Chief Operating Officer

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP